Mail Stop 3561

May 28, 2010

Mr. Morgan Magella
President
Midex Gold Corp.
Kanonyele, Box 55758
Dar es Salaam, Tanzania

> **Re: Midex Gold Corp.**
> **Item 4.02 Form 8-K**
> **Filed April 13, 2010**
> **File No. 333-150784**

Dear Mr. Magella,

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Accounting Branch Chief